Exhibit 99.1

HUT 8 MINING CORP.
24 Duncan Street, Suite 500
Toronto, Ontario
M5V 2B8

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Shares”) of Hut 8 Mining Corp. (“Hut 8” or the “Company”) will be held virtually on June 16, 2022 at 10:00 a.m. (Toronto time). The Meeting will be held virtually via teleconference by calling the following Toll Free number: (+1) 888-886-7786 and entering the following Conference ID number: 47281345 or by logging into the URL at https://momentum.adobeconnect.com/hut82022/.

Hut 8 is hosting the Meeting in a virtual-only format. Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote via teleconference, provided they have properly accessed the Meeting. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting and ask questions, but will not be able to vote at the Meeting.

AT THE MEETING YOU WILL BE ASKED:

1.	to receive and consider Hut 8’s audited financial statements for the fiscal year ended December 31, 2021 (“Fiscal 2021”), together with the report of the auditors thereon;

2.	to elect the directors of the Company who will serve until the end of the next annual meeting of Shareholders of the Company;

3.
to ratify the appointment by the Board of Directors of Hut 8 of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants (“RCGT”) as auditors of the Company, to re-appoint RCGT as auditors of the Company until the end of the next annual meeting of shareholders of the Company and to authorize the directors of the Company to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The management information circular dated April 29, 2022 (the “Information Circular”) accompanying this notice provides additional information relating to the matters to be considered at the Meeting. Capitalized terms that are used but not defined in this notice have the meanings given to them in the Information Circular. Also accompanying this notice is a form of proxy and, for non-registered Shareholders of Hut 8, a form of voting instruction form pursuant to which you may vote at the Meeting if you cannot attend the Meeting in person. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of record of Shares as at the close of business on April 29, 2022 (the “Record Date”) will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. Each Shareholder has the right to appoint a person, who need not be a Shareholder of the Company, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by in accordance with the instructions set out in the Information Circular.

If you are a non-registered Shareholder of Hut 8 (being Shareholders of Hut 8 who hold their Shares through an intermediary) and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the applicable instructions set out in the Information Circular and voting instruction form. Failure to do so may result in your shares not being eligible to be voted at the Meeting. Non-registered Shareholders of Hut 8 who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests and ask questions, but guests will not be able to vote at the Meeting. Only Shareholders of record and duly appointed proxyholders will be able to vote by telephone by calling locally at 1-416-764-8658 or by calling toll-free within North America at 1-888-886-7786.

The Company has elected to use the notice-and-access provisions under NI 54-101 and NI 51-102 (the “Notice-and-Access Provisions”) of the Canadian Securities Administrators for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post its Information Circular and any additional materials online.

The Information Circular and all additional materials have been posted in full on the Company’s website at https://hut8mining.com/investors/ and under the Company’s SEDAR profile at www.sedar.com. All Shareholders of record as of the Record Date will receive a notice and access notification containing instructions on how to access the Company’s Information Circular and all additional materials. Shareholders may request paper copies of the Information Circular and additional materials at no cost by contacting the Company at 1-647-256-1992 or by email at info@hut8mining.com. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than June 6, 2022. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Company’s transfer agent, Computershare Trust Company of Canada, toll-free at 1-866-964-0492. Please see “Notice-and-Access Provisions” in the accompanying Information Circular.

Your vote is important regardless of the number of Shares you hold. Whether or not you are able to attend the Meeting online, we encourage you to complete, date, sign and return the enclosed form of proxy or voting instruction form in accordance with the instructions therein so that your Shares can be voted at the Meeting or any continuation after an adjournment or postponement thereof in accordance with your instructions. Shareholders are reminded and encouraged to review the accompanying Information Circular before voting.

DATED this 29th day of April, 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Bill Tai
Bill Tai Director Toronto, Ontario

( ii )

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Awards	Collectively, Options, RSUs and DSUs of Hut 8
BCBCA	The Business Corporations Act (British Columbia) and the regulations promulgated thereunder, as amended from time to time
Board	The board of directors of Hut 8
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Computershare	Computershare Trust Company of Canada
DMCL	Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants
DSUs	Deferred share units of the Company, awarded pursuant to the Omnibus Plan
ESPP	The employee share purchase plan of the Company originally approved by the shareholders on May 14, 2021
Hut 8 or the Company	Hut 8 Mining Corp., a company existing under the BCBCA
IFRS	International Financial Reporting Standards
Information Circular	This management information circular sent to the shareholders of Hut 8 in connection with the Meeting
Intermediary	As defined in “Notice-and-Access Provisions”
Investor Rights Agreement	Investor rights agreement between Hut 8 and Bitfury Holdings B.V. dated March 2, 2018, as amended, as terminated on June 29, 2021
Meeting	The annual meeting of shareholders to be held virtually on June 16, 2022 at 10:00 a.m. (Toronto time)
NASDAQ	NASDAQ Global Select Market
Named Executive Officers or NEOs	The named executive officers of Hut 8, as provided in “Compensation of Executive Officers and Directors”
NI 51-102	National Instrument 52-102 – Continuous Disclosure Obligations
NI 52-110	National Instrument 52-110 – Audit Committees
NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer
NI 58-101	National Instrument 58-101 – Corporate Governance Disclosure
Nominees	Collectively, the nominees for election to the board of directors of Hut 8
OBO	An objecting beneficial owner, as defined in NI 54-101
Omnibus Plan	The omnibus long-term incentive plan of the Company originally approved by the Shareholders on February 15, 2018, as amended April 8, 2019, May 14, 2021 and January 15, 2022.
Options	Stock options of Hut 8, awarded pursuant to the Omnibus Plan

( iii )

Person
Any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, company, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status

Proxy Submission Deadline	As defined in “General Proxy Information – Appointment and Revocation of Proxies”
RCGT Record Date	Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants April 29, 2022, being the date for determining registered Shareholders entitled to receive notice of and vote at the Meeting
RSUs	Restricted share units of the Hut 8, awarded pursuant to the Omnibus Plan
Shareholders	At the relevant time, holders of Shares
Shares	Common shares in the capital of Hut 8
TSX	Toronto Stock Exchange
VIF	Voting instruction form
Warrants	Warrants to acquire Shares

( iv )

INFORMATION CIRCULAR

for the

ANNUAL MEETING

of

Hut 8 Mining Corp.

to be held on

Thursday, June 16, 2022

HUT 8 MINING CORP.
MANAGEMENT INFORMATION CIRCULAR
For the Annual Meeting of Shareholders to be held on June 16, 2022

Management Solicitation

This Information Circular is furnished in connection with the solicitation by management of Hut 8 of proxies to be used at the Meeting referred to in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”) to be held virtually on June 16, 2022, at the time and place and for the purposes set forth in the Notice.

Solicitation of Proxies

The solicitation is made by the management of the Company and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of April  29, 2022, unless indicated otherwise.

The Persons named in the enclosed form of proxy are directors and/or officers of the Company. Each Shareholder has the right to appoint a Person, who need not be a Shareholder, other than the Persons named in the enclosed form of proxy, to represent such Hut 8 Shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such Person’s name in the blank space provided and striking out the names of management’s nominees in the enclosed form of proxy or by completing another proper form of proxy.

All proxies must be executed by a Shareholder or their attorney duly authorized in writing or, if a Shareholder is a non-individual entity, by an authorized signatory or attorney thereof duly authorized. The completed form of proxy must be deposited with Computershare (i) by mail using the enclosed return envelope or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Shareholder may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the shareholder's proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. A Shareholder's form of proxy or voting instructions must be received no later than 10:00 a.m. (Toronto time) on June 14, 2022 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Meeting (the “Proxy Submission Deadline”).

Notice-and-Access Provisions

The Company has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions (“Notice-and-Access Provisions”) concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of NI 51-102, in the case of registered Shareholders, and section 2.7.1 of NI 54-101, in the case of non-registered Shareholders (“Non-Registered Holders”). The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to Shareholders by allowing issuers to deliver meeting materials, being copies of this Information Circular, the form of proxy and supplemental mailing card and the form of VIF, as applicable (collectively, the “Meeting Materials”), to Shareholders electronically by providing Shareholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Information Circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Hut 8 Shareholder can access them or obtain a paper copy of those materials from the Company.

In accordance with the Notice-and-Access Provisions, a notice and a form of proxy or VIF has been sent to all Shareholders informing them that this Information Circular is available online and explaining how this Information Circular may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. This Information Circular has been posted in full on the Company’s website at www.hut8mining.com and under the Company’s SEDAR profile at www.sedar.com.

The Company will send proxy-related materials directly to non-objecting beneficial owners of Shares, through the services of its transfer agent, Computershare. The Company does not intend to pay for intermediaries (each, an “Intermediary”) to deliver to OBOs the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary of NI 54-101. An OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Any Shareholder who wishes to receive a paper copy of this Information Circular or obtain additional information regarding the Notice-and-Access Provisions must contact the Company at 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, by telephone at 1-647-256-1992, or by email at info@hut8mining.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than June 6, 2022.

Quorum

A quorum is required for the Meeting. Shareholders present in person or represented by proxy who, in the aggregate, hold at least 25% of the voting rights attached to issued Shares entitled to be voted at the Meeting will constitute a quorum, irrespective of the number of persons actually present at the Meeting.

PARTICIPATION AT THE MEETING

How to Vote if you are a Registered Shareholder

You are a registered Shareholder if your name appears on a share certificate or if you are registered as the holder of your Shares in book-entry form. In either case, your name will be shown on the register of Shareholders kept by Computershare.

Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your form of proxy the authority to vote your Shares for you at the Meeting or any adjournment. If you are a registered Shareholder, you will receive a form of proxy from Computershare with this Information Circular.

If you are a registered Shareholder you can attend the Meeting to vote, if you are not able to attend, you may vote by submitting your proxy before the Proxy Submission Deadline or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario) before any adjournment or postponement of the Meeting, in any of the following ways:

By Telephone	By Internet	By Mail	By Fax	By Appointing Another Person as Representative
Call 1-866-732-8683 (toll free in Canada or the United States)	Go to www.investorvote.com	Complete, sign and date the proxy and return it in the envelope provided or otherwise to: Computershare, Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1	Complete, sign and date the proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States)
Insert the name of the person or company you are appointing in the blank space provided in the enclosed form of proxy. Complete your voting instructions, date and sign the proxy and return it to Computershare using one of the methods outlined here. The person does not have to be a Shareholder but please ensure that they know that you have appointed them and they are available to act as your representative.

Even if you currently plan to participate in the virtual Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason. If you access and vote on any matter at the Meeting during the teleconference, you will automatically revoke any previously submitted proxy.

If you are not sure whether you are a registered Shareholder, please contact Computershare using the contact information set forth in this Information Circular.

How to Change your Vote/Revoke your Proxy if you are a Registered Shareholder

A Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.
not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or adjournment thereof at which the proxy is to be used, by delivering another properly executed form of proxy bearing a later date and depositing it as instructed in the section above entitled “Solicitation of Proxies”;

2.	by depositing an instrument in writing revoking the proxy executed by him or her:

(a)
with Computershare at its office denoted herein at any time up to and including the Proxy Submission Deadline, or not later than 48 hours prior to any adjournment(s) of the Meeting at which the proxy is to be used; or

(b)	with the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or

3.	in any other manner permitted by law.

A Shareholder that accesses and votes on any matter at the Meeting during the teleconference will, as a result, automatically revoke any previously submitted proxy.

How to Vote if you are a Non-Registered Holder

These securityholder materials are being sent to both registered and Non-Registered Holders. However, only registered Shareholders, or the Persons they duly appoint as their proxies, are permitted to vote at the Meeting.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures for appointing a third party as one’s proxy described above, depending on the type of form they receive:

1.
Voting Instruction Form (VIF). In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the VIF must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

2.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary that the Non-Registered Holder deals with in respect of the Shares (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another Person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the Persons named in the proxy and insert the Non-Registered Holder’s (or such other Person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the VIF is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures for appointing a third party as one’s proxy described above.

If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

If you have received the Company’s form of proxy, you may return it to the Computershare in accordance with the instructions set out in this Information Circular: (i) by mail using the enclosed return envelope or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Shareholder may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the form of proxy at www.investorvote.com.  All instructions are listed in the enclosed form of proxy. A Shareholder's form of proxy or voting instructions must be received no later than the Proxy Submission Deadline or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Meeting.

The OBOs and other beneficial holders receive a VIF from an Intermediary by way of instruction of their financial institution. Detailed instructions of how to submit your vote will be on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the Persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or VIF is to be delivered.

How to Change your Vote if you are a Non-Registered Holder

A Non-Registered Holder may revoke previously-given voting instructions by contacting their Intermediary and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke voting instructions if it receives insufficient notice of revocation.

PROXYHOLDER MATTERS

Completing the Form of Proxy

You can choose to vote “FOR” or “WITHHOLD” your vote in respect of the following resolutions:

•	the election of each of the Nominees; and

•	the ratification and appointment of the auditors of the Company for the ensuing year and the authorization of the Board to fix the auditors’ remuneration.

The Shares represented by proxy will be voted for or withheld from voting, as applicable, in accordance with your instructions on any ballot that may be called and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If you are an individual, you or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

If you need help completing your form of proxy, please contact Computershare at 514-982-7555 or at 1-800-564- 6253 (toll free in Canada and the United States) or by e-mail at service@computershare.com.

How Proxyholders Will Vote

When you sign the form of proxy, you authorize the Persons named in your form of proxy to vote your Shares for you at the Meeting according to your instructions. If you return your form of proxy and do not tell us how you want to vote your Shares, your Shares will be voted:

•	FOR electing each of the Nominees to the Board; and
•	FOR ratifying the appointment and appointing RCGT as auditors and authorizing the Board to fix the auditors’ remuneration.

Your duly appointed proxyholder will also be entitled to vote your Shares as he or she sees fit in respect of amendments to matters identified in the notice of meeting accompanying this Information Circular and on any other item of business that may properly come before the Meeting or any adjournment(s) thereof. At the date of this Information Circular, the Board and management of the Company are not aware that any such amendments or other matters are to be submitted to the Meeting or any adjournment(s) thereof.

Shareholders Can Choose any Person or Company as their Proxyholder

You have the right to appoint a person other than the persons designated in the form of proxy to represent you at the Meeting. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy. If you do not specify how you want your Shares voted, your duly appointed proxyholder will vote your Shares as they see fit on any matter that may properly come before the Meeting.

Asking Questions at the Meeting

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold the Meeting virtually. Registered Shareholders and duly appointed proxyholders (including Non-Registered Holders who have duly appointed themselves or a third-party as proxyholder) will have an opportunity to ask questions at the Meeting through the platform. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as if the Meeting was held in person.

At the start of the question and answer session, the Accutel operator will provide instructions on how to queue up, should you wish to ask a question. The participants will be instructed to press star 1 (*1) on their touchtone phone to register. They will hear a three tone prompt to confirm they are in the queue. The Accutel operator will announce each person, one by one and open their line to pose their question.

Difficulties in Accessing the Meeting

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may contact Accutel’s technical support at customercare@accutel.com or *0 for additional information.

During the Meeting, if you are accessing the Meeting through the Internet, you must ensure you are connected via telephone at certain times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure you dial in in order to cast your vote. If you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the teleconference, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Company, none of the Nominees, none of the Persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and none of the associates or affiliates of any of the foregoing Persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting in connection with which the directors and executive officers of the Company may have been granted and/or may be entitled to receive Awards.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Each registered Shareholder at the close of business on the Record Date will be entitled to vote at the Meeting or at any adjournment thereof, either by casting votes at the Meeting or by proxy. The date as of which the securityholders entitled to vote at the Meeting will be determined, being the Record Date, is April 29, 2022. As of the Record Date, the only voting securities issued by the Company are Shares, of which there were 174,538,063 issued and outstanding. Each Share carries the right to one vote. The outstanding Shares are listed on the TSX and NASDAQ, in each case under the symbol “HUT”. Hut 8 also has warrants that are listed on the TSX under the symbol “HUT.WT.A”.

To the knowledge of the directors and executive officers of the Company as of the Record Date, no Person beneficially owns, controls or directs, directly or indirectly, 10% or more of the outstanding Shares.

MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

Under the articles of the Company, the Board is to consist of a minimum of three and a maximum of 10 directors, to be elected annually. The Board has fixed the number of directors to be elected at the Meeting at five. Shareholders will be invited to elect five directors at the Meeting. Each director holds office until the next annual meeting of Shareholders or until their successor is duly elected or appointed unless their office is vacated earlier in accordance with the Company’s articles. On any ballot that may be called for in the election of directors, the Persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled in favour of the Nominees, unless the Shareholder who has given such proxy has directed that the Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Persons named in the enclosed form of proxy reserve the right to vote for other Nominees at their discretion.

Nominees

The following tables set out certain information in respect of the Nominees:

Nominee	Biography
Bill Tai California, USA Age: 59 Status: Independent Director Since: 2018
Bill is a venture capitalist. He is an early investor behind high profile start-ups including Canva, Color Genomics, Dapper Labs, Safety Culture, Tweetdeck, and Zoom Video. Previously, Mr. Tai co-founded several successful technology companies as Chairman including IPInfusion and Treasure Data Inc, and has served as a Director of seven publicly listed companies. He holds a BSEE with Honors from the University of Illinois and an MBA from Harvard.

Principal Occupations For Last Five Years
Partner Emeritus, Charles River Ventures; Former Director of Bitfury; Investor; Director; Venture Capitalist
Chair Positions and Board Committee Memberships		Current Public Board Memberships (Other than Hut 8)	Result from Last Board Election
Chair of Board Audit Committee		--	Votes For: 36,199,872 (99.45%) Votes Withheld: 201,845 (0.55%)
Hut 8 Securities as at the Date of this Information Circular
Shares	Options	RSUs	DSUs	Total
689,286	--	--	96,594	785,880

Nominee	Biography
Joseph Flinn Halifax, Canada Age: 57 Status: Independent Director Since: 2018
Mr. Flinn is the CFO of Seaboard Transportation Group, a major international bulk transportation group of companies. Prior thereto, Mr. Flinn held senior leadership positions at Sysco Corporation from 2008 to 2015, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and 2 years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a chartered professional accountant.

Principal Occupations For Last Five Years
CFO, Seaboard Transportation Group from 2019 to Present; President, Clarke Transport and Clarke North America from 2017 to 2019; President, Sysco Canada’s Eastern Division from 2012 to 2015
Chair Positions and Board Committee Memberships		Current Public Board Memberships (Other than Hut 8)	Result from Last Board Election
Audit Committee (Chair) Governance and Compensation Committee		--	Votes For: 36,110,323 (99.20%) Votes Withheld: 291,394 (0.80%)
Hut 8 Securities as at the Date of this Information Circular
Shares	Options	RSUs	DSUs	Total
7,808	115,000	--	96,594	219,402

Nominee	Biography
Jaime Leverton Ontario, Canada Age: 44 Status: Non-Independent Director Since: 2020
Ms. Leverton is currently Chief Executive Officer of the Company. Ms. Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, she joined Hut 8 from her role as the Chief Commercial Officer at eStruxture Data Centers. Her career also includes tenure as the General Manager of Canada and APAC with data center and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She proudly sits on the boards of the Stratford Festival and Technation.

Principal Occupations For Last Five Years
CEO, Hut 8 since December 2020; Chief Commercial Officer, eStruxture Data Centers from 2019 to 2020; General Manager, Cogego Peer 1 from 2017 to 2019
Chair Positions and Board Committee Memberships		Current Public Board Memberships (Other than Hut 8)	Result from Last Board Election
--		--	Votes For: 36,196,404 (99.44%) Votes Withheld: 205,313 (0.56%)
Hut 8 Securities as at the Date of this Information Circular
Shares	Options	RSUs	DSUs	Total
92,941	--	2,436,364	--	2,529,305

Nominee	Biography
K. Alexia Hefti Abu Dhabi, United Arab Emirates Age: 33 Status: Independent Director Since: 2021
K. Alexia Hefti is Executive Chairman and Partner of the Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies.  She was previously the CEO of eGovern.com, assisting governments design blockchain-enabled government services aimed at increasing citizenry engagement and governance. Ms. Hefti worked at Deloitte Middle East and Deloitte Canada, where she co-founded the blockchain and cryptocurrency tax advisory practice. Ms. Hefti sits on the Bermuda Global FinTech Advisory Board to assist the government in developing its fintech ecosystem. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/LL.B) and the University of British Columbia (BA).

Principal Occupations For Last Five Years
Executive Chairman and Partner, Abed Group from 2021 to present; Founder and CEO, eGovern.com 2020-2021; Global Blockchain Tax Leader, Indirect Tax, Deloitte from 2019 to 2020; Blockchain Tax Lead, Deloitte from 2018 to 2019; Fintech Advisory Board Member, Government of Bermuda from 2019 to present; Board Member, Women Entrepreneurs Global Studios from 2020 to present

Chair Positions and Board Committee Memberships		Current Public Board Memberships (Other than Hut 8)	Result from Last Board Election
Audit Committee Governance and Compensation Committee (Chair)			Votes For: 36,165,265 (99.35%) Votes Withheld: 236,452 (0.65%)
Hut 8 Securities as at the Date of this Information Circular
Shares	Options	RSUs	DSUs	Total
--	--	--	42,829	42,829

Nominee	Biography
Rick Rickertsen California, USA Age: 62 Status: Independent Director Since: 2021
Mr. Rickertsen has been a member of the Board since December 2021. He is currently managing partner of Pine Creek Partners LLC a private equity investment firm, a position he has held since January 2004. From September 1994 to January 2004, Mr. Rickertsen was a managing partner at Thayer Capital Partners where he founded three private equity funds totaling over $1.4 billion. He has served as a member of the boards of directors and audit committees of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., each of which is a closed-end management investment company, since 2011 and 2013, respectively. Mr. Rickertsen has also served as a member of the board of directors and audit and compensation committees of Berry Global Inc., a global manufacturer and marketer of value-added plastic consumer packaging and engineered materials, since January 2013. From April 2012 to October 2016, Mr. Rickertsen was a member of the board of directors and compensation committee of Noranda Aluminum Holding Corporation, an integrated producer of value-added primary aluminum products and rolled aluminum coils. From April 2003 to January 2010, Mr. Rickertsen was a member of the board of directors and audit committee of Convera Corporation, a publicly-traded search-engine software company. From March 2004 to September 2008, Mr. Rickertsen was a member of the board of directors and compensation committee of UAP Holding Corp., a distributor of farm and agricultural products. Mr. Rickertsen received a B.S. from Stanford University and an M.B.A. from Harvard Business School. He is also a published author.

Principal Occupations For Last Five Years
Managing Partner, Pine Creek Partners LLC since January 2004
Chair Positions and Board Committee Memberships		Current Public Board Memberships (Other than Hut 8)	Result from Last Board Election
Governance and Compensation Committee		MicroStrategy Inc. Berry Global Inc. Apollo Senior Floating Rate Fund Inc. Apollo Tactical Income Fund Inc.	Votes For: N/A Votes Withheld: N/A
Hut 8 Securities as at the Date of this Information Circular
Shares	Options	RSUs	DSUs	Total
--	--	--	20,298	20,298

Board Skills Matrix

The Company has outlined a skills matrix to illustrate the relevant skills possessed by each of the Nominees. The skills matrix assists in evaluating and guiding the composition and ongoing development of the Board and assists in the recruiting process for prospective new directors.

The Board has identified particular competencies and experience that are important to be represented on the Board as a whole, in light of the Company’s current and expected future priorities and strategic needs. The specific competency and experience matrix below has been developed to ensure that the composition of the Board is appropriate and that the required skills and experience are appropriately represented on the Board. The Governance and Compensation Committee is responsible for reviewing the directors' respective skills and experience requirements to ensure that they reflect the evolving priorities and strategic needs of the Company. The skills and experience matrix of the Nominees for the position of director below is not intended to be an exhaustive list of director qualifications.

Nominee	FinTech Industry Knowledge	Governance	Compensation	Finance / Accounting	Capital Markets	Legal	Information Security	Risk Management	ESG
Bill Tai	✓	✓	✓	✓	✓		✓	✓	✓
Joseph Flinn	✓	✓	✓	✓	✓		✓	✓	✓
Jaime Leverton	✓	✓	✓	✓	✓		✓	✓	✓
K. Alexia Hefti	✓	✓	✓	✓	✓	✓	✓	✓	✓
Rick Rickertsen	✓	✓	✓	✓	✓		✓	✓	✓

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the Nominees, none of the Nominees is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the Company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the Nominees, none of the Nominees:

(a)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the last 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the Nominees, none of the Nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The management representatives named in the attached form of proxy intend to vote the Shares represented by such proxy FOR the election of the Nominees set forth in this Information Circular unless a Shareholder specifies in the proxy that their Shares are to be withheld from voting in respect of such resolution.

Ratification and Appointment of Auditors

RCGT have been the Company’s auditors since November 30, 2021. The Board recommends that the Shareholders ratify the previous appointment by the Board of RCGT as the Company’s auditors and that RCGT continue as the Company’s auditors, to hold office until the close of the next annual meeting of the Shareholders.

Prior to RCGT’s engagement, DMCL served as auditors for the Company for the 2019 and 2020 fiscal years. Effective as of November 16, 2021, DMCL resigned as auditor of the Company, following which RCGT was appointed as auditor of the Company to hold office until the next annual meeting of the Shareholders. The  resignation  of  DMCL  and  appointment  of  RCGT  were  considered  and approved  by  the  Audit Committee and the Board. DMCL’s reports for the Company’s fiscal years ended December 31, 2020 and December 31, 2019 did not express a modified opinion. There had also not been any reportable events (as such term is defined in NI 51-102) in connection with the change in auditors.

A copy of the reporting package in connection with the above-described change in auditors, consisting of the Company’s Notice of Change in Auditor and response letters from DMCL, as the former auditor, and RCGT, as the successor auditor, is attached as Schedule “A” to this Information Circular.

In the past, the directors of the Company have negotiated with the auditors of the Company on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Company were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services. For further information on fees paid by the Company to its external auditors, see “Audit Committee – Audit Fees”.

In order to ratify the previous appointment of, and appoint, RCGT as auditors of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The Board unanimously recommends that the Shareholders vote FOR the resolution ratifying the previous appointment, and appointing, RCGT as auditors of the Company as set out above and authorizing the directors to fix the remuneration of the auditors. The management representatives named in the attached form of proxy intend to vote FOR the ratification and appointment of RCGT as the auditors of the Company and FOR authorizing the directors to fix the remuneration of the auditors, unless a Shareholder specifies in the proxy that their Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

DIRECTOR COMPENSATION

The Company’s director compensation program is designed to attract and retain global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. The Company’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Company believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

Neither the Board or the Governance and Compensation Committee has not adopted any formal policies in respect of compensation for directors of the Company. In lieu of such policies, the Governance and Compensation Committee undertakes a contextual analysis in all of the circumstances, all in accordance with its approach to executive compensation, when evaluating any proposed or historical compensation of the Board.

During the summer of 2021, the Board engaged Hugessen Consulting Inc. (the “Consultant”), an independent third-party compensation consultant, to assist in the evaluation of historical compensation practices for directors of the Company and the determination of an appropriate compensation program for the Board going forward. The following table sets out the aggregate fees paid by the Company to the Consultant in each of the two most recently completed financial years:

Fees	Amount
	Year Ended December 31, 2021	Year Ended December 31, 2020
Executive Compensation-Related Fees(1)	$47,986	Nil
All Other Fees(2)	$Nil	Nil
Total	$47,986	Nil

(1)	Represents all fees paid by the Company to the Consultant or any of its affiliates for services related to determining compensation for the Board or the Company’s executive officers.
(2)	Represents all fees paid by the Company to the Consultant or any of its affiliates for all other services not reported under the first row above.

The chart below outlines the Board compensation program for fiscal 2021.

Type of Fee for Board Members	Amount(1)
Chair of the Board(2)	$220,000/year(3)
Lead Director	$200,000/year(4)
Chair of a Committee of the Board(5)	$10,000/year
Committee Member(6)	$5,000/year
Board Member(7)	$50,000/year

(1)	Represents compensation paid per year to each director.
(2)	Such compensation to be paid to the member that is the chair of the Board.
(3)	Comprised of $70,000 in cash and $150,000 in DSUs.
(4)	Comprised of $50,000 in cash and $150,000 in DSUs.
(5)	Such compensation to be paid to a member that is the chair of a committee of the Board.
(6)	Such compensation to be paid to members that sit on a committee of the Board.
(7)
Directors are also reimbursed for applicable travel and other out-of-pocket expenses incurred in executing their duties as directors. To the extent that the Company requests a director to provide advisory or consulting services, they are compensated at rates comparable to what such directors charge for comparable services to arm’s-length parties.

Director Compensation Table

The following table sets out information concerning the compensation that was earned by, paid to, or awarded to each director who was not a NEO during fiscal 2021:

Name	Cash fee earned ($)(1)	Share- based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(4)	Total Fee earned ($)
Bill Tai(5)	75,000	150,000	Nil	Nil	Nil	Nil	225,000
Jeremy Sewell(6)	55,000	150,000	Nil	Nil	Nil	Nil	205,000
Joseph Flinn(7)	65,000	150,000	Nil	Nil	Nil	Nil	215,000
K. Alexia Hefti(8)	40,781	102,065	Nil	Nil	Nil	Nil	142,846
Rick Rickertsen(9)	3,150	Nil	Nil	Nil	Nil	Nil	3,150
Chris Eldredge(10)	Nil	Nil	Nil	Nil	Nil	329,787	329,787
Sanjiv Samant(11)	Nil	Nil	Nil	Nil	Nil	329,787	329,787

(1)	Amounts reflect the cash compensation received.
(2)
The value of Share-based awards shown is the grant date fair value for DSU awards, being equal to the number of DSUs granted multiplied by the closing trading price per Share on the TSX on the trading date immediately preceding the grant date. The actual value to be received by directors upon settlement of unsettled Awards may differ from the value set forth above. No RSUs were awarded.

(3)	The Company did not offer option-based awards to the Board in fiscal 2021.
(4)	Amounts reflect the cash awarded to each member the Board.
(5)	Amount of compensation reflects remuneration as chair of the Board and a member of the Audit Committee.
(6)
Amount of compensation reflects remuneration as a member of the Governance and Compensation Committee. Effective as of December 31, 2021, Jeremy Sewell resigned as a director in connection with the termination of the Investor Rights Agreement.

(7)	Amount of compensation reflects remuneration as a member of the Governance and Compensation Committee and the chair of the Audit Committee.
(8)
Amount of compensation reflects remuneration as a Chair of the Governance and Compensation Committee and member of the Audit Committee. K. Alexia Hefti was appointed to the Board on May 13, 2021 and her fees were prorated based on the date of her appointment.

(9)	Rick Rickertsen was appointed to the Board on December 9, 2021 and his fees were prorated based on the date of his appointment.
(10)	Chris Eldredge resigned as a director of Hut 8 on May 13, 2021. Amounts reflects a separation payment paid by the Company.
(11)	Sanjiv Samant resigned as a director of Hut 8 on May 13, 2021. Amounts reflects a separation payment paid by the Company.

Incentive Plan Awards – Outstanding Option-Based and Share-Based Awards

The following table sets out, in respect of each director who was not also a NEO during fiscal 2021, information concerning all Option-based and Share-based awards outstanding as at December 31, 2021:

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share- based awards that have not vested ($)	Market or payout value of Share-based awards not paid out or distributed ($)(1)
Bill Tai	Nil	N/A	N/A	N/A	Nil	Nil	757,619
Jeremy Sewell(2)	Nil	N/A	N/A	N/A	Nil	Nil	757,619
Joseph Flinn	115,000	5.00	Aug. 14, 2023	1,141,950	Nil	Nil	757,619
K. Alexia Hefti(3)	Nil	N/A	N/A	N/A	Nil	Nil	223,734
Rick Rickertsen(4)	Nil	N/A	N/A	N/A	Nil	Nil	Nil
Chris Eldredge(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sanjiv Samant(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
The value of Share-based awards shown is the fair value for vested DSUs, being equal to the number of total vested DSUs as at December 31, 2021 multiplied by $9.93, being the closing trading price per Share on the TSX on December 31, 2021. The actual value to be received by directors upon settlement of unsettled Awards may differ from the value set forth above. No RSUs were awarded.

(2)
Effective as of December 31, 2021, Jeremy Sewell resigned as a director of Hut 8 in connection with the termination of the Investor Rights Agreement. At the time of his resignation, Mr. Sewell held 76,296 vested DSUs, which settled on March 31, 2022.

(3)	K. Alexia Hefti was appointed to the Board on May 13, 2021.
(4)	Rick Rickertsen was appointed to the Board on December 9, 2021.
(5)	Chris Eldredge resigned as a director of Hut 8 on May 13, 2021.
(6)	Sanjiv Samant resigned as a director of Hut 8 on May 13, 2021.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2021

The following table sets out, in respect of each director who was not also a NEO during Fiscal 2021, information concerning all Option-based and Share-based awards that vested or was earned during fiscal 2021:

Name	Option-based awards – Value vested during Fiscal 2021 ($)	Share-based awards – Value vested during Fiscal 2021 ($)(1)	Non-equity incentive plan compensation – Value earned during Fiscal 2021 ($)
Bill Tai	Nil	335,594(2)	Nil
Jeremy Sewell	Nil	335,594(3)	Nil
Joseph Flinn	380,650	335,594(4)	Nil
K. Alexia Hefti(5)	Nil	223,734(6)	Nil
Rick Rickertsen(7)	Nil	Nil	Nil
Chris Eldredge(8)	Nil	Nil	329,787
Sanjiv Samant(9)	Nil	Nil	329,787

(1)	Values are calculated based on the number of units vested and the closing trading price per Share on the TSX on the vesting date.
(2)	Bill Tai held 33,796 DSUs which vested on December 31, 2021 at a closing trading price per Share of $9.93 on the TSX.
(3)
Jeremy Sewell held 33,796 DSUs which vested on December 31, 2021 at a closing trading price per Share of $9.93 on the TSX. Effective as of December 31, 2021, Jeremy Sewell resigned as a director of Hut 8 in connection with the termination of the Investor Rights Agreement. At the time of his resignation, Mr. Sewell held 76,296 vested DSUs, which settled on March 31, 2022.

(4)	Joseph Flinn held 33,796 DSUs which vested on December 31, 2021 at a closing trading price per Share of $9.93 on the TSX.
(5)	K. Alexia Hefti was appointed to the Board on May 13, 2021.
(6)
K. Alexia Hefti held 22,531 DSUs which vested on December 31, 2021 at a closing trading price per Share of $9.93 on the TSX. Ms. Hefti’s DSU allocation is pro-rated based on time served from May 2021 to December 2021.

(7)	Rick Rickertsen was appointed to the Board on December 9, 2021. Mr. Rickertsen did not receive a Share-based award in 2021.
(8)	Chris Eldredge resigned as a director of Hut 8 on May 13, 2021. The amount represents a separation payment paid by the Company.
(9)	Sanjiv Samant resigned as a director of Hut 8 on May 13, 2021. The amount represents a separation payment paid by the Company.

PENSION PLAN, TERMINATION, AND CHANGE OF CONTROL BENEFITS

The Company has no pension or retirement plan. During fiscal 2021, the Company was party to executive employment agreements with each of its CEO, CFO, and GC during such period. See “Executive Compensation – Executive Employment Agreements” which sets out the material terms of the contracts therewith.

EXECUTIVE COMPENSATION

Named Executive Officers

The table below sets out the Named Executive Officers for the year ended December 31, 2021. It also details the principal occupation or employment of each of them for the past five years and the approximate number of Shares that each has advised are beneficially owned or subject to their control or direction (directly or indirectly) as at December 31, 2021.

Name	Principal Occupations for Last Five Years	Number of Shares Beneficially Owned, Controlled or Directed(1)
Jaime Leverton	• CEO of Hut 8 (December 2020 to present) • Chief Commercial Officer, SVP at eStruxture Data Centers (2019 to 2020) • General Manager, VP at Cogeco Peer 1 (2017 to 2019) • Managing Director, Financial Markets at National Bank (2016 to 2017)	92,941
Shane Downey(2)	• CFO of Hut 8 (April 2021 to present) • VP, Acquisitions & Finance, York Group of Companies (2019 to 2021) • CFO, Polaris Infrastructure Inc. (2015 to 2018)	3,500
Jimmy Vaiopoulos(3)	• CFO of Hut 8 (December 2020 to April 2021) • Interim CEO of Hut 8 (May 2020 to December 2020) • CFO of TSXV-listed solar solutions provider (2015 to 2018)	195,205
Tanya Woods(4)	• Former General Counsel, Corporate Secretary & Executive Vice President of Regulatory Affairs of Hut 8 (February 2021 to March 2022) • Managing Director, Chamber of Digital Commerce Canada (2018 to 2020) • General Counsel & VP Policy, Entertainment Software Association (2014 to 2018)	50,000
Viktoriya Griffin(5)
•          Former Corporate Secretary of Hut 8 (May 2020 to June 2021)
•          CFO, Ares Strategic Mining Inc. (January 2019 to present)
•          CFO, Angkor Resources Corp. (January 2019 to July 2020)
•          CFO, Aurora Solar Tech., (January 2019 to November 2019)
•          Manager, Clearline CPA (October 2016 to December 2018)
		Nil
Sue Ennis(6)
•          Head of Investor Relations of Hut 8 (January 2021 to present)
•          Working Group Advisor, Open Bank Initiative Canada
            (September 2020 to May 2021)
•          Senior VP Global Partnerships, Shyft Network
            (April 2018 to January 2021)
•          VP Corporate Development, Voyager
    (September 2019 to October 2020)
•          Director, Coinsquare (October 2017 to April 2018)
		Nil
Jason Zaluski(7)	• Head of Technology of Hut 8 (February 2021 to present) • Director, Peak Corridor Consulting Inc. (2019 to 2020) • Community Manager, Aion (2018) • Product Manager, Nuco (2017)	Nil

(1)	Figures do not include any outstanding DSUs or RSUs.
(2)	Shane Downey was appointed CFO of Hut 8 on April 26, 2021.
(3)
Jimmy Vaiopoulos was appointed the Interim CEO of Hut 8 on May 1, 2020 and returned as the CFO of Hut 8 on December 1, 2020. Effective as of April 26, 2021, Jimmy Vaiopoulos resigned as CFO of Hut 8 and Shane Downey was appointed CFO of Hut 8.

(4)
Tanya Woods was appointed General Counsel and Executive Vice President of Regulatory Affairs of Hut 8 on February 1, 2021, and appointed as the permanent Corporate Secretary for Hut 8 on July 1, 2021. Ms. Woods no longer holds a role at Hut 8 effective as of March 10, 2022.

(5)	Viktoriya Griffin no longer holds a role at Hut 8 as of June 30, 2021.
(6)	Sue Ennis was appointed Head of Investor Relations on January 4, 2021.
(7)	Jason Zaluski was appointed Head of Technology of Hut 8 on February 1, 2021.

Compensation Discussion and Analysis

The Company’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Company attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Company.

The Company’s compensation arrangements for Named Executive Officers may, in addition to salary, include compensation in the form of bonuses and, over the longer term, benefits arising from the grant of Options and RSUs pursuant to the Omnibus Plan as well as Shares issuable pursuant to the ESPP. The Company takes into consideration matters such as the existing securities held by Named Executive Officers at the time of subsequent grants and the basis for each individual grant in respect of the Company’s overall compensation goals for the individual, in determining the quantum or terms of each subsequent grants.

The Board establishes and reviews the Company’s overall compensation philosophy and its general compensation policies with respect to officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The Board evaluates each officer’s performance in light of these goals and objectives and, based on its evaluation, determines and approves the salary, bonus, options and other benefits for such officers. In determining compensation matters, the Board may consider a number of factors, including the Company’s performance, the executive officer’s ability to meet or exceed his or her applicable performance targets, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in prior periods, and other factors it considers relevant. To date, no specific formula has been developed to assign a specific weighting to each of these components. The Board links compensation measures to strategic and annual objectives using a balanced approach avoiding undue focus on any particular measure. The Board also reviews compensation against size and industry appropriate comparator peer groups in both Canada and the United States.

The Company also continuously adjusts its compensation strategy and programs to attract and retain the best people and to ensure that they are always incentivized to achieve results that are consistent with the corporate strategic plan which includes the examination of the implications of the risks associated with the corporate compensation policies and practices that are ultimately selected, followed or adopted. Such implications are considered by the Board on a case-by-case basis at such time as the Board considers it to be applicable. The Governance and Compensation Committee functions as the compensation committee of the Company for the purpose of annually reviewing the adequacy and form of compensation of directors and officers to ensure that such compensation reflects the responsibilities, time commitment and risks involved in being an effective director and/or officer and performs an ongoing assessment of the Company’s compensation policies and practices. At this time, neither the Board nor the Governance and Compensation Committee has not identified any specific risks with Hut 8’s compensation policies and practices.

NEOs and members of the Board are not authorized to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Base Salary

The Governance and Compensation Committee and the Board will approve the salary ranges for NEOs. Base salaries are fixed in amount and do not encourage risk taking. The base salary review for each NEO is based on assessment of factors such as current market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The  Company may consider comparative data from the Company’s peer group, which are accumulated from a number of external sources including independent consultants. The Company’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Governance and Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of annual incentive awards is capped at the Company level and the distribution of funds to the executive officers will be at the discretion of the Governance and Compensation Committee. Each NEO may receive partial or full payment of the target annual incentive amount set by the Governance and Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Governance and Compensation Committee.

The Board relies heavily on the recommendations of the Governance and Compensation Committee in granting annual incentives, taking under guidance reports prepared by third party independent consultants. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right to make positive or negative adjustments to any annual incentive payment recommended by the Governance and Compensation Committee that it deems appropriate.

Option-Based Awards

Option grants are made on the basis of the number of Options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating the officers of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

The recipients of Options and the terms of the Options granted are determined from time to time by the Board. The exercise price of the Options granted is generally determined by the market price at the time of grant which is based on the 5-day volume weighted average price of the Shares on the TSX.

Restricted Share Unit Awards

RSUs are made on the basis of other types of compensation currently paid or other types of equity held, position, overall individual performance, contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The Company included RSUs in its Omnibus Plan to encourage directors, officers, employees and consultants of the Company to work towards and participate in the growth and development of the Company. The Governance and Compensation Committee considers outstanding RSUs granted under the Omnibus Plan and held by management in determining whether to make any new grants of RSUs, and the quantum or terms of any RSU grant.

The recipients of RSUs are determined from time to time by the Board. The Board will set a performance period for the RSUs, and once the RSUs are granted, they will vest according to a vesting schedule approved by the Board throughout the performance period. The value of the RSUs is determined on the vesting date(s) and the price per Share is computed on the basis of the closing price of Shares of the day prior to the vesting date and are based on the 5-day volume weighted average price of the Shares on the TSX.

Deferred Share Unit Awards

DSUs are made on the basis of other types of compensation currently paid or other types of equity held, position, overall individual performance, contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The Company includes DSUs in its Omnibus Plan to encourage directors, executive officers and employees of the Company to work towards and participate in the growth and development of the Company.

The recipients of DSUs are determined from time to time by the Board. The value of the DSUs is determined on the settlement date(s), and the price per share is computed on the basis of the closing price of Shares of the day prior to the settlement date and are based on the 5-day volume weighted average price of the Shares on the TSX.

Compensation Governance

Neither the Board or the Governance and Compensation Committee has not adopted any formal policies in respect of compensation for Named Executive Officers. In lieu of such policies, the Governance and Compensation Committee undertakes a contextual analysis in all of the circumstances, all in accordance with its approach to executive compensation, when evaluating any proposed or historical compensation of Named Executive Officers.

Performance Graph

The performance graphs below relates to the cumulative total Shareholder return of $100 invested in Shares from March 7, 2018 to December 31, 2021 as compared with the total cumulative return of the S&P/TSX Composite Index, and the total compensation awarded to NEOs for the same period. The Company started trading on the TSX Venture Exchange on March 6, 2018, and on the TSX on October 8, 2019, and therefore has limited history.

	March 7, 2018	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021
Shares	$100.00	$30.57	$23.36	$76.20	216.81
S&P/TSX Composite Index Total Return	$100.00	$92.57	$110.28	$112.67	137.16
Total NEO Compensation(1)	Nil	$3,148,734	$3,137,982	$1,868,316	14,965,325

(1)
The total NEO compensation consits of the annualized base salary and the annual incentive (bonus) earned during the period covered, as well as the value of the long-term incentive awards of the NEOs. The value of long-term incentive awards represents the grant date fair values of option-based awards and of the Shares underlying RSU awards, which value may not be fully realized.

The NEOs’ compensation is determined in accordance with the principles set forth above and is not specifically based on the performance of the Shares on the TSX or on the NASDAQ, mainly due to the fact that the price of the Shares is affected by external market factors beyond the Company’s and the NEOs’ control.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the Persons determined to be NEOs during fiscal 2021, fiscal 2020 and fiscal 2019:

Name and Principal Position	Fiscal Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Incentive Plan Compensation ($)		Pension value ($)	All Other compensation ($)	Total compensation ($)
					Annual incentive plan(4)	Long-term incentive plans
Jaime Leverton(5) Chief Executive Officer	2021 2020 2019	375,000 31,250 N/A	9,400,000 Nil N/A	Nil Nil N/A	600,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	10,375,000 31,250 N/A
Shane Downey(6) Chief Financial Officer	2021 2020 2019	171,402 N/A N/A	1,359,000 N/A N/A	Nil N/A N/A	171,233 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	1,701,635 N/A N/A
Tanya Woods(7) Former General Counsel, Corporate Secretary & EVP Regulatory Affairs	2021 2020 2019	214,583 N/A N/A	1,359,000 N/A N/A	Nil N/A N/A	228,082 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	1,801,665 N/A N/A
Jimmy Vaiopoulos(8) Former Chief Financial Officer & Interim CEO	2021 2020 2019	56,250 235,417 175,000	Nil 346,105 200,440	Nil 54,563 121,766	Nil 257,625 131,250	Nil Nil Nil	Nil Nil Nil	202,500 Nil Nil	258,750 893,710 628,456
Viktoriya Griffin(9) Former Corporate Secretary	2021 2020 2019	6,575 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	6,575 N/A N/A
Sue Ennis(10) Head of Investor Relations	2021 2020 2019	150,000 N/A N/A	1,359,000 N/A N/A	N/A N/A N/A	25,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	1,534,000 N/A N/A
Jason Zaluski(11) Head of Technology	2021 2020 2019	137,500 N/A N/A	634,200 N/A N/A	Nil N/A N/A	34,212 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	805,912 N/A N/A

(1)	Amounts reflect the base salary received for each NEO.
(2)
The value of Share-based awards shown is the grant date fair value for RSUs granted under the Omnibus Plan, being equal to the number of RSUs granted multiplied by the closing trading price per Share on the TSX on the trading day immediately preceding the grant date. The actual value to be received by directors upon settlement of unsettled Awards may differ from the value set forth above.

(3)
Amounts reflect the Option-based awards recognized in the covered year. The fair value was determined in accordance with IFRS 2, “Share-based payments” using the Black-Scholes stock option pricing model.

•
Jimmy Vaiopoulos’ Option-based award was granted on September 28, 2018, consisting of 90,000 Options which expire in five years. The grant price equaled $3.00 and the fair value assigned to these Options under the Black-Scholes model was $2.44 per Option, an expected life of 5 years, a volatility rate of 121.4%, an average risk-free rate of 2.30%, and a dividend rate of 0%.

•
Jimmy Vaiopoulos’ Option-based award was granted on December 14, 2019, consisting of 100,000 Options which expire in five years. The grant price equaled $1.14 and the fair value assigned to these Options under the Black-Scholes model was $1.04 per Option, an expected life of 5 years, a volatility rate of 147%, an average risk-free rate of 1.68%, and a dividend rate of 0%.

(4)	Annual performance related bonus that was paid in one lump sum cash payment.

(5)
Jaime Leverton was appointed CEO effective as of December 1, 2020. Ms. Leverton does not earn director compensation in addition employment compensation. On a pro-rated basis for 2020, Ms. Leverton's salary was equal to $375,000.

(6)	Shane Downey was appointed CFO effective as of April 26, 2021.
(7)
Tanya Woods was appointed General Counsel and Executive Vice President, Regulatory Affairs of the Company effective as of February 1, 2021. Ms. Woods no longer holds a role at Hut 8 as of March 10, 2022.

(8)
Jimmy Vaiopoulos started with Hut 8 in July 2018. Jimmy Vaiopoulos was appointed the Interim CEO on May 1, 2020 and returned as the CFO of Hut 8 on December 1, 2020. Effective as of April 26, 2021, Jimmy Vaiopoulos resigned as CFO and Shane Downey was appointed CFO of the Company.

(9)
Viktoriya Griffin was appointed the Interim Corporate Secretary on May 1, 2020 and appointed as the permanent Corporate Secretary for Hut 8 on December 1, 2020. Ms. Griffin no longer holds a role at Hut 8 as of June 30, 2021.

(10)	Sue Ennis was appointed Head of Investor Relations of Hut 8 on January 4, 2021.
(11)	Jason Zaluski was appointed Head of Technology of Hut 8 on February 1, 2021. The 2021 base salary in the above table reflects the compensation received from February 1, 2021 to December 31, 2021.

Incentive Plan Awards – Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the Option-based and Share-based awards held by the NEOs which were outstanding as of December 31, 2021.

Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jamie Leverton Chief Executive Officer	Nil	Nil	Nil	Nil	1,333,334	13,240,007	4,633,993
Shane Downey Chief Financial Officer	Nil	Nil	Nil	Nil	300,000	2,979,000	Nil
Tanya Woods Former General Counsel, Corporate Secretary & EVP Regulatory Affairs	Nil	Nil	Nil	Nil	200,000	1,986,000	496,500
Jimmy Vaiopoulos Former Chief Financial Officer & Interim CEO(2)	90,000 100,000	$3.00 $1.14	28-Sep-2023 14-Dec-2024	Nil Nil	Nil	Nil	Nil
Viktoriya Griffin Former Corporate Secretary(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sue Ennis Head of Investor Relations(4)	Nil	Nil	Nil	Nil	200,000	1,986,000	993,000
Jason Zaluski Head of Technology(5)	Nil	Nil	Nil	Nil	140,000	1,390,200	Nil

(1)	Value is calculated using the closing trading price of the Shares on the TSX on December 31, 2021, being $9.93 per Share.
(2)
Effective as of April 26, 2021, Jimmy Vaiopoulos resigned as CFO of Hut 8. Jimmy Vaiopoulos continued to serve the Company in an advisory role and his outstanding Option-based and 30,000 of the 190,000 Share-based awards were not forfeited. Mr. Vaiopoulos ceased being an advisor to the Company on April 7, 2022. Mr. Vaiopoulos Option-based award of 30,000 was settled on June 28, 2021.

(3)	Viktoriya Griffin no longer holds a role at Hut 8 as of June 30, 2021.
(4)	Sue Ennis was appointed Head of Investor Relations on January 4, 2021. On December 31, 2021, 100,000 out of 300,000 RSUs awarded to Ms. Ennis vested.
(5)	Jason Zaluski was appointed Head of Technology of Hut 8 on February 1, 2021. None of Mr. Zaluski’s RSUs vested in 2021.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2021

The following table sets out, in respect of each NEO, information concerning all Option-based and Share-based awards that vested or was earned during fiscal 2021.

Name	Option-based awards – Value vested during Fiscal 2021 ($)	Share-based awards – Value vested during Fiscal 2021 ($)(1)	Non-equity incentive plan compensation – Value earned during Fiscal 2021 ($)
Jaime Leverton Chief Executive Officer	Nil	5,013,995	600,000
Shane Downey Chief Financial Officer	Nil	Nil	171,233
Tanya Woods Former General Counsel, Corporate Secretary & EVP of Regulatory Affairs	Nil	723,000	228,082
Jimmy Vaiopoulos(2) Former Chief Financial Officer & Interim CEO	Nil	2,700,131	Nil
Viktoriya Griffin Former Corporate Secretary(3)	Nil	Nil	Nil
Sue Ennis Head of Investor Relations(4)	Nil	993,000	25,000
Jason Zaluski Head of Technology(5)	Nil	Nil	34,212

(1)	Values are calculated based on the number of units vested and the closing trading price per Share on the TSX on the vesting date.
(2)	183,333 and 165,000 RSUs held by Jimmy Vaiopoulos vested on January 15, 2021 and March 31, 2021.
(3)	Viktoriya Griffin no longer holds a role at Hut 8 as of June 30, 2021.
(4)	Sue Ennis was appointed Head of Investor Relations on January 4, 2021.
(5)	Jason Zaluski was appointed Head of Technology of Hut 8 on February 1, 2021.

Executive Employment Agreements

On November 2, 2020, the Company entered into an employment agreement with Jaime Leverton, setting forth the terms and conditions of her employment as Chief Executive Officer of the Company, effective December 1, 2020, and which provides for her base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. The employment agreement with Ms. Leverton provides for the termination of Ms. Leverton’s employment for reasons of cause, early termination, and without cause or for good reason. In the event that Ms. Leverton’s employment is terminated without cause or for good reason, Ms. Leverton is entitled to any bonus awarded in the year preceeding the year of termination, if not yet paid, plus any bonus, if earned, for the year of termination. Ms. Leverton is also entitled to payment of Ms. Leverton’s base salary for a period of twelve months following the date of termination, and the continuation of all of Ms. Leverton’s benefits and perquisites only for the minimum statutory notice period. Where the termination occurs in connection with a change of control of the Company, and within twelve months following the closing of such change of control transaction, the Company or any successor terminates Ms. Leverton’s employment without cause or Ms. Leverton terminates her employment for either (a) the relocation of Ms. Leverton’s principal workplace to a location that is more than one-hundred kilometers from her then current principal workplace, (b) a reduction of 10% or more in Ms. Leverton’s base salary, or (c) a material diminution in Ms. Leverton’s job duties, responsibilities or authority, then Ms. Leverton is entitled to the aforementioned entitlements.

On April 6, 2021, the Company entered into an employment agreement with Shane Downey, setting forth the terms and conditions of his employment as Chief Financial Officer of the Company and which provides for his base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. The employment agreement with Mr. Downey provides for the termination of Mr. Downey’s employment for reasons of cause, early termination, and without cause or for good reason. In the event that Mr. Downey’s employment is terminated without cause or for good reason, Mr. Downey is entitled to any bonus awarded in the year preceeding the year of termination, if not yet paid, plus any bonus, if earned, for the year of termination. Mr. Downey is also entitled to payment of Mr. Downey’s base salary for a period of twelve months following the date of termination, and the continuation of all of Mr. Downey’s benefits and perquisites only for the minimum statutory notice period. Where the termination occurs in connection with a change of control of the Company, and within twelve months following the closing of such change of control transaction, the Company or any successor terminates Mr. Downey’s employment without cause or Mr. Downey terminates his employment for good reason, then Mr. Downey is entitled to the aforementioned entitlements.

On February 1, 2021, the Company entered into an employment agreement with Tanya Woods, setting forth the terms and conditions of her employment as General Counsel and Executive Vice-President of Regulatory Affairs of the Company, and which provides for her base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. The employment agreement with Ms. Woods provides for the termination of Ms. Woods employment for reasons of cause, early termination, and without cause or for good reason. In the event that Ms. Woods employment is terminated without cause or for good reason, Ms. Woods is entitled to any bonus awarded in the year preceeding the year of termination, if not yet paid, plus any bonus, if earned, for the year of termination. Ms. Woods is also entitled to payment of Ms. Woods base salary for a period of twelve months following the date of termination, and the continuation of all of Ms. Woods benefits and perquisites only for the minimum statutory notice period. Where the termination occurs in connection with a change of control of the Company, and within twelve months following the closing of such change of control transaction, the Company or any successor terminates Ms. Woods employment without cause or Ms. Woods terminates his employment for good reason, then Ms. Woods is entitled to the aforementioned entitlements. Ms. Woods ceased being General Counsel, Corporate Secretary, and Executive Vice-President of Regulatory Affairs of the Company on March 10, 2022.

On December 11, 2020, the Company entered into an employment agreement with Sue Ennis, setting forth the terms and conditions of her employment as Head of Investor Relations of the Company and which provides for her base salary and annual bonus, and includes, among other things, provisions regarding confidentiality. The employment agreement with Ms. Ennis provides for the termination of Ms. Ennis’ employment for reasons of cause, resignation, and without cause. In the event Ms. Ennis is terminated without cause, the Company will provide notice of termination (or pay in lieu thereof) and severance pay (if applicable) in accordance with applicable employment standards legislation, with vacation pay calculated to the end of the statutory notice period; continuation of benefits for such period as may be required pursuant to applicable employment standards legislation, if any; and any portion of the salary and accrued vacation pay, if any, that shall have been earned prior to termination, but not yet paid.

On January 20, 2021, the Company entered into an employment agreement with Jason Zaluski, setting forth the terms and conditions of his employment as Head of Technology of the Company and which provides for his base salary and annual bonus, and includes, among other things, provisions regarding confidentiality. The employment agreement with Mr. Zaluski provides for the termination of Mr. Zaluski’s employment for reasons of cause, resignation, and without cause. In the event Mr. Zaluski is terminated without cause, the Company will provide notice of termination (or pay in lieu thereof) and severance pay (if applicable) in accordance with applicable employment standards legislation, with vacation pay calculated to the end of the statutory notice period; continuation of benefits for such period as may be required pursuant to applicable employment standards legislation, if any; and any portion of the salary and accrued vacation pay, if any, that shall have been earned prior to termination, but not yet paid.

On December 2, 2019, the Company entered into an amended and restated employment agreement with Jimmy Vaiopoulos, setting forth the terms and conditions of his employment, which provides for his base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. The employment agreement with Mr. Vaiopoulos’ provides for the termination of Mr. Vaiopoulos’ employment for reasons of cause, early termination, and without cause or for good reason. In the event that Mr. Vaiopoulos’ employment is terminated without cause or for good reason, Mr. Vaiopoulos is entitled to payment of Mr. Vaiopoulos’ base salary for a period of twelve months following the date of termination, and the continuation of all of Mr. Vaiopoulos’ benefits and perquisites only for the minimum statutory notice period. Where the termination occurs in connection with a change of control of the Company, and within twelve months following the closing of such change of control transaction, the Company or any successor terminates Mr. Vaiopoulos’ employment without cause or Mr. Vaiopoulos terminates his employment for either (a) the relocation of Mr. Vaiopoulos’ principal workplace to a location that is more than one-hundred kilometers from his then current principal workplace, (b) a reduction of 10% or more in Mr. Vaiopoulos’ base salary, or (c) a material diminution in Mr. Vaiopoulos’ job duties, responsibilities or authority, then Mr. Vaiopoulos is entitled to the aforementioned entitlements. Effective as of April 26, 2021, Mr. Vaiopoulos resigned from his position as CFO of Hut 8 and terminated his employment agreement with the Company. No termination payment was made to Mr. Vaiopoulos, however, he continued to serve the Company in an advisory role until April 7, 2022.

EQUITY COMPENSATION PLANS

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as at December 31, 2021:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities to be Issued Upon Vesting and Settlement of RSUs and DSUs	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders	546,667	$5.13	3,203,919	13,208,420(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A
Total	546,667	$5.13	3,203,919	13,208,420

(1)	Figure is comprised of Shares that are issuable under the Omnibus Plan and the ESPP.

Summary of the Omnibus Plan

The Shareholders of the Company initially approved the Omnibus Plan on February 15, 2018. As of April 29, 2022, the Company had an aggregate of 483,334 outstanding Options, all of which have been granted to officers, directors and employees of the Company. Also, as of April 29, 2022, the Company had outstanding 4,157,030 RSUs and 256,315 DSUs, all of which have been granted to officers, directors and employees of the Company.

The executive officers, along with the Company’s directors, employees and consultants, are eligible to participate in the Omnibus Plan. The purpose of the Omnibus Plan is to promote greater alignment of interests between employees and shareholders, and to support the achievement of the Company’s longer-term performance objectives, while providing a long-term retention element.

The Board is responsible for administering the Omnibus Plan, but has delegated authority for administering the Omnibus Plan to the Governance and Compensation Committee. The Governance and Compensation Committee also makes recommendations to the Board in respect of matters relating to the Omnibus Plan. The administrator of the Omnibus Plan may further sub-delegate the authority to grant Awards to one or more directors of the Company or the CEO, subject to any terms, conditions and limitations as may be imposed by the administrator of the Omnibus Plan (the “Administrator”). However, such authority to grant Awards may be not be delegated (i) with regard to grants of Awards to be made to officers or directors of the Company or (ii) in such a manner as would contravene applicable law or applicable TSX or NASDAQ rules and policies.

The Omnibus Plan allows for a variety of equity‑based awards that provide different types of incentives to be granted to the Company’s directors, executive officers, employees and consultants. The Omnibus Plan facilitates the granting of Awards representing the right to receive one Share (or, in the case of RSUs and DSUs, the cash equivalent of one Share, one Share, or a combination thereof) in accordance with the terms of Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan.

Under the terms of the Omnibus Plan, Awards may be granted at any time and from time to time in order to: (a) increase participants’ interest in the Company’s welfare; (b) provide incentives for participants to continue their services; and (c) reward participants for their performance of services. Participation in the Omnibus Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The Omnibus Plan provides that appropriate adjustments, if any, will be made by the Administrator in connection with a reclassification, reorganization or other change of Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Plan. In the event that a participant receives Shares in satisfaction of an Award during a black‑out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black‑out period has expired.

The maximum number of Shares reserved for issuance, in the aggregate, under the Omnibus Plan is 10% of the aggregate number of Shares issued and outstanding. The aggregate number of Shares (i) issued to insiders under the Omnibus Plan or any other proposed or established share‑based compensation arrangement within any one‑year period and (ii) issuable to insiders at any time under the Omnibus Plan or any other proposed or established share‑based compensation arrangement, shall in each case not exceed 10% of the aggregate number of issued and outstanding Shares (on a non‑diluted basis), or such other number as may be approved by the TSX and the shareholders of the Company from time to time. The aggregate number of Shares issued to any one participant under the Omnibus Plan within any one-year period shall not exceed 5% of the aggregate number of issued and outstanding Shares (on a non-diluted basis).

Unless the Administrator decides or the grant agreement specifies otherwise, the Omnibus Plan provides that Options will vest as to 16.7% (1/6) every six month interval following the date of such grant for those participants who have provided their services to the Company for at least one year. For those participants who have provided their services to the Company for less than one year, Options will vest as to 33.3% (1/3) one year from the date of grant, and 16.7% (1/6) vesting every six months thereafter. The exercise price of any Option shall be fixed by the Administrator when such Option is granted, but shall not be less than the trailing 5-day volume weighted average price of the Shares on the TSX (the “Market Value”). A Option shall be exercisable during a period established by the Administrator which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Award or such shorter period as the Administrator may determine. The Omnibus Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black‑out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the blackout‑period.

With respect to RSUs, unless otherwise approved by the Administrator and except as otherwise provided in a participant’s grant agreement or any other provision of the Omnibus Plan, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to DSUs, unless otherwise approved by the Administrator and except as otherwise provided in a participant’s grant agreement or any other provision of the Omnibus Plan, DSUs will vest 50% on the date that is six months from the date of grant and 50% on the anniversary of the date of grant.

On an annual basis, directors of Hut 8 may elect to receive some or all of their annual retainer paid by the Corporation for serving as a director in the upcoming calendar year (including applicable fees) (collectively, “Annual Board Retainers”) in the form of DSUs (“Board Retainer DSUs”) and to be automatically credited to their participant accounts on January 1st of a calendar year. Such an election must be made by no later than December 15th of the calendar year immediately preceding the calendar year to which the election is to apply. The election is also irrevocable and may only be made once during any calendar year. Each election remain in effect for subsequent calendar years until terminated or changed by the director in question. The Administrator may also obligate the directors of Hut 8 to receive their Annual Board Retainers in the form of DSUs. Any Board Retainer DSUs granted to director will vest in two equal amounts on June 30th and December 31st of the calendar year in which they were granted.

The following table describes the impact of certain events upon the rights of holders of Awards under the Omnibus Plan  (other than DSUs, which will be settled in accordance with the terms of Section 4 of the Omnibus Plan), including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation
Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion.

Termination other than for cause
Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause the number of Awards that may vest is subject to pro‑ration over the applicable performance or vesting period.

Retirement
Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as at the termination date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the termination date may be exercised until the earlier of the expiry date of the Awards or three years following the termination date, provided that if the participant breaches any post‑employment restrictive covenants in favour of the Company (including non‑competition or non‑solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in‑the‑money” amounts realized upon exercise of Awards following the termination date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Administrator will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that the Administrator may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for good reason during the 12 month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Administrator may, in its sole discretion, suspend or terminate the Omnibus Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Plan or of any Award granted under the Omnibus Plan and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of Omnibus Plan or as required by applicable laws.

The Administrator may amend the Omnibus Plan or any Award at any time without the consent of a participant provided that such amendment shall: (a) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Plan; (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (c) be subject to shareholder approval, where required by law, the requirements of the TSX or the Omnibus Plan, provided however that shareholder approval shall not be required for the following amendments and the Administrator may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Plan;
•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Awards; and
•	a change to the eligible participants under the Omnibus Plan,

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Shares issuable under the Omnibus Plan, other than an adjustment pursuant to a change in capitalization;
•	reduce the exercise price of the Awards; or
•	amend the amendment provisions of the Omnibus Plan.

In addition to the amendments to the Omnibus Plan that were approved and adopted by the Shareholders at the annual and special meeting of Shareholders held on June 23, 2021, the following amendments to the Omnibus Plan were incorporated during fiscal 2021:

•
the Omnibus Plan was amended to clarify the terms of acceptance of Board Retainer DSUs by directors of Hut 8 and to incorporate specific timing for the crediting and vesting of Board Retainer DSUs; and

•
the Omnibus Plan was amended to enable the Administrator to sub-delegate the authority to grant Awards to one or more directors of the Company or the CEO, subject to any terms, conditions and limitations as may be imposed by the administrator as well as the additional conditions described above.

Summary of the ESPP

The Company has adopted an ESPP to enable eligible employees to acquire Shares in the Company in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Company, as well as to provide an additional investment opportunity to eligible employees of the Company and its subsidiaries.

All regular full-time and part-time employees who have been employed by the Company and/or any Subsidiary on a continuous basis for not less than six consecutive months and who beneficially own less than 5% of the issued and outstanding Shares are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Shares through payroll deduction, subject to a maximum limit of 10% of each participant’s earnings for the calendar year. The Company will match 15% of the contributions from participants during the applicable contribution period. Dividends on Shares in a participant’s account under the ESPP (i) will be reinvested to purchase additional Shares, if the participant is a Canadian resident or (ii) will be paid by cheque, net of any withholding taxes, to participants who are not Canadian residents.

On the last day of each calendar month in each year, all contributions received in respect of each participant shall be paid in full on behalf of participants to purchase Shares from treasury and/or, at the election of the Company, through market purchases carried out by an independent broker through the facilities of the TSX. Shares issued from treasury will be issued at a price equal to the five-day volume weighted average price of the Shares on the TSX for the five trading days immediately preceding the issue date.

Upon termination of a participant’s employment for any reason, all Shares purchased by the Company’s contributions in such participant’s account, regardless of when such Shares were acquired, shall be released. Any contributions received in respect of such participant that have not yet been paid on behalf of participants to purchase Shares at the time of such termination shall be returned to the participant. A participant’s interest under ESPP is not assignable.

The maximum number of Shares issuable pursuant to all security-based compensation arrangements of the Company, at any time, shall not exceed 10% of the total number of outstanding Shares. The current number of  Shares are reserved for issuance is 500,000. As at the Record Date, 787 Shares have been issued, and 499,213 remain available for issuance. Under the ESPP, together with any other security-based compensation arrangements of the Company, the Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Shares, and the number of Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Shares. The issuance to any one person under the ESPP and all other Share Compensation Arrangements of the Company within a one-year period cannot exceed 5% of the issued and outstanding Shares of the Company. No Shares shall be purchased on behalf of a participant under the ESPP if such purchase would result in the participant beneficially owning greater than 5% of the issued and outstanding Shares of the Company.

The administrative agent or trustee shall reinvest all cash dividends and other cash distributions received by it in respect of the participant’s Shares and purchase additional Shares at the next purchase date after receiving same.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Shares reserved for issuance under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

Burn Rate

During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, the Company’s annual burn rate with respect to the Awards granted under the Omnibus Plan was 0.41%, 0.49% and 2.44%, respectively. After having been approved by the Board, the ESPP was adopted by the Shareholders at the annual and special meeting of the Shareholders held on June 23, 2021. No  Shares were issued pursuant to the ESPP during the fiscal year ended December 31, 2021 following its adoption by the Shareholders. In turn, the annual burn rate of the ESPP during the fiscal year ended December 31, 2021 was 0%. During fiscal 2022, 787 Shares have been issued pursuant to the ESPP and, as of the Record Date, and 499,213 remain available for issuance.

The burn rate of a particular security-based compensation arrangement is calculated in accordance with section 613(p) of the TSX Company Manual and is required to be calculated for each of the Company’s security-based compensation arrangements for the three most recently completed fiscal years. The burn rate of a particular security based compensation arrangement (such as the Omnibus Plan or the ESPP) is equal to the total number of securities of Hut 8 granted under the plan in question during the applicable fiscal year divided by the weighted average number of Shares outstanding as of December 31 of the fiscal year in question. The Company’s future burn rate under the Omnibus Plan and the ESPP are each subject to change from time to time, based on the number of Awards granted thereunder or  Shares issued thereunder, as applicable, and the total number of Shares issued and outstanding.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

NI 58-101 addresses matters such as the constitution and independence of boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires an issuer who solicits a proxy from a security holder for the purpose of electing directors to include specified corporate governance disclosure in its management information circular. Set out below is a description of the Company’s approach to corporate governance in relation to NI 58-101.

Position Descriptions

The Board has developed written position descriptions for the chairman of the Board, the chair of each Board committee and the Chief Executive Officer. Copies of these the full position descriptions can be found on the Company's website at https://www.hut8mining.com/.

The Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such Persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

At the Meeting, a total of five director nominees will stand for election, of which the following four are independent: Bill Tai; Joseph Flinn; K. Alexia Hefti; and Rick Rickertsen. The following nominee is not independent within the meaning of “independence” set forth in NI 58-101: Jaime Leverton.

The independent directors hold virtual in camera meetings immediately at the conclusion of each Board meeting, which is a practice that is both supported and encouraged by the entire Board.

Directors are expected to attend all Board meetings and meetings of committees of the Board on which they serve. The following table shows meeting attendance records for all directors Since January 1, 2021:

Name of Director	Board Meetings	Audit Committee Meetings	Governance and Compensation Committee Meetings	Total Attendance

Jaime Leverton(1)	18 of 18	N/A	N/A	18 of 18
Bill Tai(2)	18 of 18	3 of 3	N/A	21 of 21
Rick Rickertsen(3)	1 of 1	N/A	1 of 1	2 of 2
Joseph Flinn	17 of 18	4 of 4	6 of 6	27 of 28
K. Alexia Hefti(4)	11 of 11	3 of 3	6 of 6	20 of 20
Jeremy Sewell(5)	17 of 18	N/A	6 of 6	23 of 24
Sanjiv Samant(6)	6 of 7	1 of 1	N/A	7 of 8
Chris Eldridge(7)	6 of 7	1 of 1	N/A	7 of 8
(1)	Jaime Leverton is not a member of the Audit Committee, but attended all 4 meetings.
(2)	Bill Tai was appointed to the Audit Committee on May 11, 2021.
(3)	Rick Rickertsen was elected as a director of Hut 8 on December 9, 2021, and was appointed to the Governance and Compensation Committee on December 23, 2021.
(4)	K. Alexia Hefti was elected as a director of Hut 8 as of May 13, 2021 and was appointed to the Audit Committee on May 17, 2021.
(5)
Effective as of December 31, 2021, Jeremy Sewell resigned as a director of Hut 8 in connection with the termination of the Investor Rights Agreement. Following Jeremy Sewell’s resignation from the Board, Rick Rickertsen was appointed to the Audit Committee as a non-independent board member, for which Hut 8 relied on the exemption in Section 3.3 of National Instrument 52-110 – Audit Committees.

(6)	Sanjiv Samant resigned as a director of Hut 8 on May 13, 2021.
(7)	Chris Eldridge resigned as a director of Hut 8 on May 13, 2021.

Board Mandate

The mandate of the Board is to manage and supervise the management of the Company's and affairs. The mandate is attached as Schedule “B” hereto and is available on the Company's website.

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new directors, the Board provides new directors with sufficient information (such as recent annual reports, prospectus, proxy solicitation materials and various other operating, property and budget reports) to ensure that new directors are familiar with the Company’s business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with management on a regular basis. The Company also encourages continuing education of its directors and officers where appropriate to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company. Senior management makes regular presentations to the Board on the main areas of the Company's business, and to maintain a current understanding of the Company's business, including its operations, internal controls, financial reporting and accounting practices.

Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. The Board has adopted a written code of conduct and ethics policy for its employees, officers and directors, and has approved the implementation of  a whistleblower program whereby an employee may securely and anonymously report wrongdoing or unethical conduct through a third party reporting service. Any interested party who wishes to obtain a copy of the code and any amendments may do so on: (a) the Company's website; and (b) SEDAR's website at www.sedar.com.

Nomination of Directors

The Governance and Compensation Committee performs the functions of a nominating committee and is therefore responsible for appointing and assessing directors. The Board believes that this has been a practical approach to date. While there are no specific criteria for Board membership, other than as described herein, the Company places a priority on prior experience as a senior executive and/or director of reporting issuer and a particular knowledge of areas germane to the Company’s activities and market sector. As such, nominations are considered from the recruitment efforts of Company management and supported if necessary by external recruitment professionals as well as by the efforts of the directors themselves. To the extent practicable, the Company considers diversity criteria in seeking directors who represent all genders, various ages, geographic and ethnic diversity, religious belief, cultural background, economic circumstance, sexual orientation and other characteristics of the communities in which the Company conducts its business.

Compensation

The Governance and Compensation Committee functions as the compensation committee of the Company for the purpose of annually reviewing the adequacy and form of compensation of directors and officers to ensure that such compensation reflects the responsibilities, time commitment and risks involved in being an effective director and/or officer. As of the Record Date, the committee is comprised of K. Alexia Hefti (chair), Joseph Flinn, and Rick Rickertsen, representing proportional independence of 100%. Following the Meeting, the Governance and Compensation Committee is expected to be comprised of K. Alexia Hefti (chair), Joseph Flinn, and Rick Rickertsen, representing proportional independence of 100%. The Governance and Compensation Committee determines the compensation for Hut 8’s directors and officers through their own experience working in and with C-Suite executives and review of market data analysis for executive compensation comparable to that of Hut 8. Each member of the Governance and Compensation Committee brings valuable and useful experience to the committee: Ms. Hefti brings legal and tax experience in the blockchain and fintech industries; Mr. Flinn brings experience in multiple leadership positions within various Canadian companies as well as his finance and accounting background; and Mr. Rickertsen brings finance and capital markets experience from various industries, as well as experience as an independent director of other public companies.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Governance and Compensation Committee.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole and each of the individual directors, in order to determine whether each is functioning effectively. The Board satisfies itself that the board, its committees, and its individual directors are performing effectively through ongoing informal assessments made and discussed at meetings of the board. The Board also annually assesses its policies, procedure, guidelines or standard, to ensure that they remain current and relevant.

Director Term Limits and Other Mechanisms of Board Renewal

Hut 8 has not adopted term limits for the directors on its board. The Board may consider implementing term limits and other mechanisms of board renewal if and when it determines it would improve Hut 8’s corporate governance. The business of the Company is constantly changing as the cryptocurrency industry evolves. Recognizing this, and to ensure optimal governance of the Company by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively, while enabling new directors to gain a full understanding of the Company's business.

Policies Regarding the Representation of Women and Other Diverse Candidates

On May 12, 2021, the Board adopted a standalone written diversity and inclusion policy (the “Diversity Policy”). The Diversity Policy seeks to ensure diverse representation among the members of the Board and senior management, including an emphasis on gender diversity. This policy confirms the Board's commitment to diversity and inclusion as part of the Company's core values and to setting a “tone at the top” that leads to greater diversity on the Board, senior management and across the organization.

Consideration of the Representation of Diverse Candidates in the Director Identification and Selection Process

The Governance and Compensation Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

Consideration Given to the Representation of Women and Other Diverse Candidates in Executive Officer Appointments

Diversity, inclusive of gender, is a key factor in the Company's corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Hut 8  organization.

Issuer’s Targets Regarding the Representation of Women on the Board

The Board, through the adoption of the Diversity Policy, committed to having directors who are women comprise not less than less than 30% of the Board by June 30, 2022. The Board is currently comprised of 40% women, and if all nominees are re-elected the Board will be comprised of 40% women as of June 30, 2022, thereby achieving the Company’s objective.

Number of Women on the Board and in Executive Officer Positions

If Ms. Leverton is re-elected as a director of Hut 8 at the Meeting and assuming the election of Ms. Hefti to the Board at the Meeting, the Board will be comprised of two (2) women directors of a total five (5) directors, representing 40% of the directors comprising the Board.

At the date of this Information Circular, the Company has four women in executive officer and senior management positions. This includes Jamie Leverton in her role as Chief Executive Officer of Hut 8, Erin Dermer in her role as Head of Marketing, Communications and Public Affairs, and Corporate Secretary of Hut 8, Melina Neron in her role as Head of Human Resources of Hut 8, and Sue Ennis in her role as Vice President of Corporate Development of Hut 8. This represents 40% of the executive officer and senior management positions within the Company.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted, effective as of March 24, 2021, a majority voting policy to the effect that a nominee for election as a director of the Company who is not elected, in an uncontested election, by at least a majority of the votes cast by Shareholders entitled to vote on the nominee’s election will immediately tender their offer of resignation to the Chair of the Board promptly following the meeting of shareholders at which such director was elected. The Governance and Compensation Committee will consider the offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines, in consultation with the Governance and Compensation Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the Governance and Compensation Committee at which the resignation is considered. The majority voting policy does not apply in respect of any contested director elections, being elections in which the number of nominees for election as director is greater than the number of seats available on the Board.

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director, executive officer, employee or former director, executive officer or employee of the Company, a Nominee, or any of their associates, is indebted to the Company or any subsidiary of the Company as of the Record Date or was so indebted at any time during the last completed fiscal year of the Company, nor have any such individuals been or are they currently indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or any subsidiary of the Company.

AUDIT COMMITTEE

NI 52-110 requires the Company to annually disclose in its management information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “D” to this Information Circular. Additional information on the audit committee can be found in the Company’s annual information form for the year ended December 31, 2021 (the “AIF”) dated March 17, 2022 under the heading “Directors and Officers – Audit Committee”. The AIF is available publicly on SEDAR, which can be accessed through the Internet at www.sedar.com.

Composition of the Audit Committee

At December 31, 2021, the Audit Committee was comprised of three individuals: Joseph Flinn (chair), K. Alexia Hefti, and Bill Tai. All three members are considered to be “independent” within the meaning of NI 52-110, representing 100% independence. Each member of the Audit Committee is considered to be “financially literate” which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues of the Company. After the Meeting, the Board intends to constitute the Audit Committee with each of the three (3) independent director nominees (Joseph Flinn (chair), K. Alexia Hefti, and Bill Tai), representing 100% independence.

Member	Relevant Experience
Joseph Flinn
-     CFO of Seaboard Transportation Group, a major international bulk transportation group.
-     Two years as President of Clarke Freight Transportation Group, a major national freight carrier.
-     12 years of senior leadership at Sysco Corporation, including CFO of Sysco Canada, and President of Sysco Canada’s Eastern Division.

K. Alexia Hefti
-     Executive Chairman and Partner, Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies.
-    CEO of eGovern, a UAE-based company that works with governments and corporations to assist them in implementing blockchain solutions.
-      Co-founded Deloitte’s blockchain tax practice in Canada and Dubai and is a lawyer qualified to practice in New York.

Bill Tai
-      Highly successful venture capitalist with 20+ start-up companies becoming publicly listed.
-     Among first investors in Canva, Color Genomics, Dapper Labs, Safety Culture, Twitter, Wish.com and Zoom. Co-Founder and Chairman of Treasure Data, iAsiaWorks and Ipinfusion.
-      MBA from Harvard Business School.

Audit Fees

The following chart summarizes the aggregate fees that were billed by the external auditors of the Company for professional services rendered to the Company for audit and non-audit related services for fiscal 2021 and fiscal 2020. As at the Record Date, the fiscal 2021 and fiscal 2020 audits were completed and the fees are as follows.

Type of Work	Fiscal 2021	Fiscal 2020
Audit Fees(1)	1,000,000	190,000
Audit-Related Fees(2)	156,868	62,318
Tax Advisory Fees(3)	152,341	51,093
All Other Fees(4)	-	-
Total	1,309,209	$303,411

(1)	Aggregate fees estimated to be billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.
(2)
Aggregate fees estimated to be billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit Fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(3)	Aggregate estimated to be fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.
(4)	Aggregate estimated to be fees billed for products and services provided by the Company’s external auditor, other than the services reported in Audit Fees, Audit-Related Fees and Tax Fees.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Annual Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in NI 51-102) or any Nominee for election as a director, or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under Hut 8’s issuer profile on SEDAR at www.sedar.com. Financial information is contained in the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2021. In addition, a Shareholder may obtain copies of the Company’s financial statements and management’s discussion and analysis by contacting the Company by mail at 24 Duncan Street, Suite 500, Toronto, ON M5V 2B8, by email at info@hut8mining.com, or by telephone at 1-647-256-1992.

SCHEDULE “A”

CHANGE IN AUDITOR MATERIALS

CHANGE OF AUDITOR NOTICE

TO:          British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities Nunavut Securities Office

AND TO:          Dale Matheson Carr-Hilton Labonte LLP

AND TO:          Raymond Chabot Grant Thornton LLP

Hut 8 Mining Corp. (the “Corporation”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.
Effective as of November 16, 2021, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (the “Former Auditor”), has resigned as auditor of the Corporation on its own initiative prior to the expiry of their term in office. Raymond Chabot Grant Thornton LLP (the “Successor Auditor”) has been appointed as auditor of the Corporation effective as of November 30, 2021, to hold office until the next annual general meeting of shareholders of the Corporation and at remuneration to be fixed by the board of directors of the Corporation (the “Board”).

2.
The resignation of the Former Auditor and appointment of Successor Auditor were considered and approved by the audit committee of the Board and the Board. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Successor Auditor at the next annual general meeting of the shareholders of the Corporation.

3.	The Former Auditor’s reports for the Corporation’s two most recently completed fiscal years, namely the fiscal years ending December 31, 2020 and December 31, 2019, did not express a modified opinion.

4.	There have been no reportable events, as such term is defined in NI 51-102.

DATED this 30th date of November, 2021.

HUT 8 MINING CORP.

By:	(signed) “Shane Downey”

Name: Shane Downey Title: Chief Financial Officer

1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

November 19, 2021

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Quebec Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities Nunavut Securities Office

Dear Sirs:

Re:        Hut 8 Mining Corp. (the “Company”)

Notice Pursuant to National Instrument 51‐102 ‐ Change of Auditor

As required by the National Instrument 51‐102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 30, 2021 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR‐HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

November 30, 2021	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office
Dale Matheson Carr-Hilton Labonte LLP

Dear Sirs/Mesdames:

Subject:    Hut 8 Mining Corp.
Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated November 30, 2021, delivered to us by Hut 8 Mining Corp. in respect of the change of auditor of Hut 8 Mining Corp.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice. We agree with each of the statements therein as they relate to Raymond Chabot Grant Thornton LLP and we have no basis on which to agree or disagree with statements not related to Raymond Chabot Grant Thornton LLP contained in the Notice.

Yours truly,

Louis Roy, CPA,
CA Partner
Member of Grant Thornton International Ltd
rcgt.com

SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

Section 1	Introduction

(1)
The members of the board of directors (respectively, the “Directors” and the “Board”) of Hut 8 Mining Corp. (the “Company”) are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

(2)	Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (British Columbia) and the constating documents of the Company.

Section 2	Chair of the Board

The chair of the Board (the “Chair”) shall be appointed from among the Board’s members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate.

Section 3	Board Size

The articles of amalgamation of the Company provide that the Board shall be comprised of a minimum of one (1) and a maximum of ten (10) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.

Section 4	Independence

(1)
The Board shall be comprised of a minimum of 3 (three) independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)
If the Chair of the Company is not independent, then the Company shall appoint an independent lead Director (the “Lead Director”) from among the Directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the Lead Director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). The Lead Director shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

Section 5	Role and Responsibilities of the Board

(1)
The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

(2)
In accordance with the Business Corporations Act (British Columbia), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6	Board Meetings

(1)
In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The independent Directors may meet without senior executives of the Company or any non-independent Directors, as required.

(2)
The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)	The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7	Delegations and Approval Authorities

(1)
The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)
The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee and the Governance and Compensation Committee. The Board may appoint other committees, as it deems appropriate, and to the extent permissible under applicable law. The Board will retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8	Strategic Planning Process and Risk Management

(1)
The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(2)
The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Governance and Compensation Committee.

Section 9	Succession Planning, Appointment and Supervision of Senior Executives

(1)
The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)
The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the Governance and Compensation Committee.

Section10	Financial Reporting and Internal Controls

The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

Section 11	Regulatory Filings

The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.

Section 12	Corporate Disclosure and Communications

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

Section 13	Corporate Policies

The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

Section 14	Review of Mandate

(1)
The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

(2)
The Board may review and recommend changes to this Board Mandate from time to time and the Governance and Compensation Committee may periodically review and assess the adequacy of this Board Mandate and recommend any proposed changes to the Board for consideration.

Dated:	March 5, 2018

Approved by:	Board of Directors of the Company